EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State/Country of Incorporation/Organization
ICT Canada Marketing, Inc.	Canada
Eurotel Marketing Limited	Ireland
Harvest Resources, Inc.	Delaware
Yardley Enterprises, Inc.	Delaware
ICT International	Delaware
ICT Australia Pty. Ltd.	Australia
ICT Barbados, Inc.	Barbados
ICT Marketing Services of Mexico, S. de R.L. de C.V.	Mexico
ICT Marketing Services of Asia Pacific Pte Ltd	Singapore
ICT Marketing Services of the Philippines	Philippines